

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 28, 2013

Via E-mail
Mark D. Powers
Chief Financial Officer
Jetblue Airways Corporation
27-01 Queens Plaza North
Long Island City, New York 11101

   Re: Jetblue Airways Corporation
       Form 10-K for the year ended December 31, 2012
       Filed February 21, 2013
       File No. 000-49728

Dear Mr. Powers:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/Linda Cvrkel

              Linda Cvrkel
              Branch Chief